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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32272

LMS MEDICAL SYSTEMS INC. / SYSTEMES MEDICAUX LMS INC.

(Exact name of registrant as specified in its charter)

181 BAY STREET, SUITE 2500, PO BOX 747, TORONTO, ONTARIO M5J 2T7

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON SHARES WITHOUT PAR VALUE

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. LMS Medical Systems Inc. / Systemes Medicaux LMS Inc., a corporation existing under the Canadian Business Corporation Act (the “Company”) first incurred the duty to file reports under Section 13(a) or 15 (d) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act”) on February 10, 2005 at the time of its listing its Common Shares on the American Stock Exchange.

B. The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and the corresponding rules of the U.S. Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this Form 15F, including at least one annual report under section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company has never sold its securities in the United States in an offering registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”)

Item 3. Foreign Listing and Primary Trading Market

A. The Common Shares are listed on the Toronto Stock Exchange (the “TSX”), which is located in the Province of Ontario, Canada. The TSX constitutes the primary trading market for the Common Shares

B. The Common Shares were first listed on the TSX on April 22, 2004. The Company has maintained the listing of the Common Shares on the TSX since the date of first listing on April 22, 2004, which period of listing includes at least the 12 months preceding the filing of this form 15 F.

C. During the 12-month period beginning May 1, 2007 and ending April 30, 2008, 81.8% of the trading in the Common Shares occurred on TSX. This calculation is based on the average daily trading volume on the TSX against the average daily trading volume on a worldwide basis.

Item 4. Comparative Trading Volume Data

Not applicable

Item 5. Alternative Record Holder Information

In accordance with the list of the registered shareholders of the Company, the number of the record holders who are residents in the United States, as of June 4th, 2008, is 277 shareholders.

Item 6. Debt Securities

Not applicable

Item 7. Notice Requirement

A. As of the date of this Form 15F, the Company published the notice required by Rule 12 h-6(h) of the Exchange Act, disclosing its intent to terminate its duty to file reports under Section 13 (a) or 15 (d) of the Exchange Act on June 4th, 2008.

B. The Company disseminated such notice by means of a press release (Canada Newswire) , which was also furnished to the Commission under cover of Form 6-K on Edgar on June 5th, 2008 and published on the Company’s website.

Item 8. Prior Form 15 Filers

Not applicable

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on the Investors Relation section of the Company’s website (www.lmsmedical.com). In addition, this information will be published on the website of the Canadian Securities Administrators at www.sedar.com

PART III

Item 10. Exhibits

Not applicable

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, LMS Medical Systems Inc. / Systemes Medicaux LMS Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, LMS Medical Systems Inc. / Systemes Medicaux LMS Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

LMS MEDICAL SYSTEMS INC. / SYSTEMES MEDICAUX LMS INC.

By:	/s/ Yves Grou
Name:	Yves Grou
Title:	Chief Financial Officer

Dated: June 6, 2008